Exhibit 99.1

Vermilion Energy Inc. Announces $0.215 Cdn Cash Dividend For June 15, 2017 Payment Date

CALGARY, May 12, 2017 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX, NYSE: VET) is pleased to announce a cash dividend of $0.215 CDN per share payable on June 15, 2017 to all shareholders of record on May 23, 2017.  The ex-dividend date for this payment is May 18, 2017.  This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

We commenced prorating the Premium DividendTM component of our Dividend Reinvestment Plan by 25%, beginning with the dividend paid on October 17, 2016, and announced a further 25% proration starting with the dividend paid on January 17, 2017.  We have increased the proration factor by a further 25% beginning with the April 17, 2017 dividend payment. Eligible shareholders who have elected to participate in the Premium DividendTM component will receive a 1.5% premium on 25% of their participating shares, and the regular cash dividend on the remaining 75% of their shares.  We plan to discontinue the Premium DividendTM component beginning with the July 2017 dividend payment, such that there would be no further equity issuance under the Premium DividendTM component of our Dividend Reinvestment Plan.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model targets annual organic production growth, along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia.  Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 5%.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate "A" List performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, France, the Netherlands and Germany.  In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors of Vermilion hold approximately 6.5% of the fully diluted shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

TM denotes trademark of Canaccord Genuity Capital Corporation.

SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: please contact: Kyle Preston, Director Investor Relations, TEL: (403) 476-8431 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 11:00e 12-MAY-17